UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Second Quarter 2023 Financial Results

GMV and total revenue YoY growth reached 23% and 24%, respectively

Subscription gross profit increased 27% YoY, representing a margin expansion of 280 bps

Non-GAAP operating margin expanded 42% p.p. YoY, reaching (3.2)%

NEW YORK--(BUSINESS WIRE)--August 8, 2023--VTEX (NYSE: VTEX) the global enterprise digital commerce platform for premier brands and retailers, today announced results for the second quarter of 2023 ended June 30, 2023. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “Every quarter we are getting closer to becoming the backbone of connected commerce, the platform that powers unified commerce experiences for businesses around the globe. With remarkable resilience, we achieved strong GMV growth and exceeded our revenue projections while delivering operational leverage across all cost centers.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We continue to empower our customers to achieve profitability and sustainable growth by reducing total cost of ownership and simplifying their commerce architecture. This approach is increasingly resonating with prospects and fueling our international expansion, evidenced by new customers announced in our Investors’ Day.”

Second Quarter 2023 Financial Highlights

  GMV reached US$3.8 billion in the second quarter of 2023, representing a YoY increase of 23.4% in USD and 21.2% on an FX neutral basis.
  Total revenue increased to US$47.9 million in the second quarter of 2023, from US$38.7 million in the second quarter of 2022, representing a YoY increase of 23.7% in USD and 22.9% on an FX neutral basis.
  Subscription revenue represented 93.5% of total revenues and increased to US$44.8 million in the second quarter of 2023, from US$36.6 million in the second quarter of 2022, a YoY increase of 22.2% in USD and 21.4% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$33.7 million in the second quarter of 2023, compared to US$26.6 million in the second quarter of 2022, representing a YoY increase of 26.9% in USD and 25.8% on an FX neutral basis.
    Non-GAAP subscription gross margin was 75.3% in the second quarter of 2023, compared to 72.5% in the same quarter of 2022. Non-GAAP subscription gross profit margin 280 bps YoY expansion was mainly attributable to operational hosting cost efficiencies, support cost optimization, among other impacts.
  Non-GAAP loss from operations was US$1.5 million during the second quarter of 2023, compared to a Non-GAAP loss from operations of US$4.1 million in the first quarter of 2023 and a Non-GAAP loss from operations of US$17.5 million in the same quarter of 2022.
  Non-GAAP negative free cash flow was US$3.3 million during the second quarter of 2023, compared to a Non-GAAP negative free cash flow of US$5.0 million in the first quarter of 2023 and a Non-GAAP negative free cash flow of US$12.7 million in the same quarter of 2022.
  Our total headcount decreased to 1,305 as of June 30, 2023, representing a decrease of 16.3% YoY and a decrease of 2.5% QoQ.
  On August 8, 2022 the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30.0 million. As of June 30, 2023, we repurchased 6.7 million shares at an average price of US$3.93 per share for a total cost of US$26.6 million.
  VTEX today announced its Board of Directors has authorized a 1-year, US$20.0 million program to repurchase shares of VTEX's Class A Common Shares. The timing and amount of shares repurchased (if any) will be determined by our management based on its evaluation of market conditions and other factors.

Second Quarter 2023 Commercial Highlights:

  New customers that initiated their operations with us, among others: Springer Carrier and Privalia in Brazil; Riviera Bike and ProBeauty in Romania; Supermercados Internacionales HEB in Mexico; New Zealand Wine Cellars in New Zealand; and Kayser Roth in the US.
  Existing customers expanding their operations with us by opening new online stores, among others: Belcorp, who added a store in Panamá, currently operating in Latin America in countries such as Mexico, Colombia and Chile, among others; Tommy Hilfiger, who added a store in Costa Rica, currently operating in Latin America, in countries such as Brazil, Mexico, and Colombia, among others; and Whirlpool, who added stores in Mexico, Spain and Sweden, now operating in Latin America, EMEA and APAC, in countries such as Brazil, Italy, India, and Singapore, among others.

Second Quarter 2023 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

  Zero friction onboarding and collaboration:
    My Geisha, a renowned beauty brand with 58 stores across 13 countries, partnered with VTEX in Romania to diversify sales channels and customize their site. As a result, its online sales increased seven-fold, solidifying their position in the competitive beauty industry.
    Midea, a prominent Chinese electrical appliances manufacturer, turned to VTEX for scalable solutions in Brazil. By implementing critical features, Midea achieved a 10% increase in conversion rates, 40% boost in organic revenue, 8% rise in mobile conversion rates, and 13% reduction in bounce rates by the time they migrated.
    Metatools, a leading DIY company, has partnered with VTEX in Germany, Italy, and Romania to launch the e-bricoshop.ro marketplace with 50 major merchants and brands with a minimum of 100,000 SKUs expected in the first year. The partnership with VTEX enables easy expansion and international scalability. e-bricoshop.ro aims to connect customers with top brands and foster a sense of community in the DIY niche.
  Single control panel for every order
    Kopenhagen, a leading premium chocolate brand in Brazil, utilized VTEX's omnichannel architecture to enhance Easter sales. Integrating physical stores and franchisees increased sales by 20% and improved customer satisfaction.
  Commerce on auto-pilot and co-pilot
    Williamson Balfour Motors, a BMW dealer in Chile, partnered with VTEX to successfully transition its automotive ecommerce, providing a tailored online shopping experience for BMW, MINI and BMW Motorrad brands. Through automation and user-friendly tools, they enhanced their platform, offering customers a convenient way to reserve vehicles and purchase them from the comfort of their homes.
  The development platform of choice for digital commerce
    Iguatemi 365, a luxury marketplace representing over 200 national and international brands, partnered with VTEX FastStore to optimize its website's performance. With our solutions, they achieved remarkable results, including a 92% reduction in shifting content, an 81% decrease in input delays, and a 27% faster loading experience for displaying main content. These improvements elevate the user experience and reinforce Iguatemi 365's position as a premier luxury shopping destination in Brazil.

Business Outlook

The integration of ecommerce to leverage existing physical stores has become a crucial aspect of the business strategy for enterprise brands and retailers. Consumers now expect a seamless shopping experience, whether they're browsing online or in-store. Omnichannel has gone from being a desirable feature to a vital tool for engaging with consumers in a consistent and relevant manner.

However, the global macroeconomic environment has imposed challenges to retailers and ecommerce players. The increase in interest rates and labor costs has impacted consumption and put pressure on margins. Despite these challenges, our company has not seen a significant deterioration in our most relevant long-term performance metrics. This is a testament to the resilience of our business model and our ability to adapt to changing market conditions.

As a result of the aforementioned, we have reflected the extended sales cycle resulting from the increased implementation time of the VTEX platform and longer ramp-up periods for new customers into our projections for this year. Although the macroeconomic scenario remains uncertain, we have seen an encouraging stabilization of such cycles in the current quarter. We are closely monitoring the performance of our customers and sales funnel and taking necessary actions to ensure our business's continued growth and success.

In this context, we are currently targeting revenue for the third quarter of 2023 in the US$48.2 million to US$49.0 million range, implying a YoY growth of 19% on an FX neutral basis in the middle of the range.

For the full year 2023, we expect FX neutral YoY revenue growth of 18% to 20%, implying a range of US$191 million to US$195 million based on Q2 average FX rates.

As we continue executing our strategy for profitable growth, we anticipate relevant YoY improvements in our non-GAAP operating income margin in the second half of the year.

We are confident in VTEX's ability to navigate the uncertainties posed by the current macroeconomic scenario. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
GMV	3,838.5	3,111.9	7,142.2	5,826.4
GMV growth YoY FXN (1)	21.2%	21.0%	20.9%	24.1%
Revenue	47.9	38.7	90.2	73.4
Revenue growth YoY FXN (1)	22.9%	19.5%	22.5%	24.1%
Non-GAAP subscription gross profit (2)(4)	33.7	26.6	63.1	49.2
Non-GAAP subscription gross profit margin (3)(4)	75.3%	72.5%	74.6%	71.1%
Non-GAAP loss from operations (4)	(1.5)	(17.5)	(5.6)	(31.2)
Total number of employees	1,305	1,560	1,305	1,560
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2022, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2023, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-888-660-6011 (Conference ID – 1918046 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Subscription revenue	44.8	36.6	84.5	69.2
Subscription cost	(11.2)	(10.2)	(21.6)	(20.2)
Subscription gross profit	33.6	26.5	63.0	49.1
Share-based compensation	0.1	0.1	0.1	0.2
Non-GAAP subscription gross profit	33.7	26.6	63.1	49.2
Non-GAAP subscription gross margin	75.3%	72.5%	74.6%	71.1%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Sales & Marketing expense	(14.4)	(21.3)	(29.2)	(39.2)
Share-based compensation expense	1.1	(0.2)	2.4	0.5
Amortization and adjustment related to acquisitions	0.3	0.3	0.6	0.6
Non-GAAP Sales & Marketing expense	(13.1)	(21.3)	(26.3)	(38.1)
Research & Development	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Research & Development expense	(16.3)	(15.4)	(30.3)	(29.3)
Share-based compensation expense	1.8	0.5	3.7	1.1
Amortization and adjustment related to acquisitions	0.3	0.2	0.6	0.4
Non-GAAP Research & Development expense	(14.2)	(14.7)	(26.0)	(27.8)
General & Administrative	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
General & Administrative expense	(8.2)	(7.4)	(16.2)	(14.4)
Share-based compensation expense	1.7	0.6	3.4	1.6
Amortization and adjustment related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.5)	(6.8)	(12.7)	(12.7)

The following table presents a reconciliation of our Non-GAAP loss from operations to loss from operations for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Loss from operations	(7.1)	(18.9)	(16.8)	(35.6)
Share-based compensation expense	4.7	0.9	9.8	3.4
Amortization and adjustment related to acquisitions	0.8	0.5	1.4	1.0
Non-GAAP loss from operations	(1.5)	(17.5)	(5.6)	(31.2)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash used by operating activities for the following periods:

	Three months ended June 30,		Six months ended June 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Net cash used in operating activities	(3.3)	(12.6)	(8.2)	(28.6)
Acquisitions of intangibles	-	-	-	-
Acquisitions of property and equipment	(0.0)	(0.1)	(0.2)	(0.2)
Non-GAAP free cash flow	(3.3)	(12.7)	(8.4)	(28.8)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended March 31, 2022:

	Three months ended June 30,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2023	2022	Percentage change	2023	2022	Percentage change
Subscription revenue	44.8	36.6	22.2%	44.5	36.6	21.4%
Services revenue	3.1	2.1	50.8%	3.1	2.1	49.2%
Total revenue	47.9	38.7	23.7%	47.6	38.7	22.9%
Gross profit	32.4	25.7	26.0%	32.1	25.7	24.7%
Loss from operation	(7.1)	(18.9)	(62.4)%	(7.5)	(18.9)	(60.3)%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the global enterprise digital commerce platform where brands and retailers run their world of commerce. VTEX puts its customers’ businesses on a fast path to growth with a complete commerce, marketplace, and OMS solution. It helps global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,600 customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX
Condensed consolidated interim statements of profit or loss (Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Subscription revenue	44,772	36,649	84,534	69,230
Services revenue	3,114	2,065	5,634	4,151
Total revenue	47,886	38,714	90,168	73,381

Subscription cost	(11,153)	(10,166)	(21,553)	(20,162)
Services cost	(4,353)	(2,842)	(8,519)	(5,449)
Total cost	(15,506)	(13,008)	(30,072)	(25,611)
Gross profit	32,380	25,706	60,096	47,770

Operating expenses
General and administrative	(8,242)	(7,431)	(16,167)	(14,352)
Sales and marketing	(14,449)	(21,318)	(29,231)	(39,218)
Research and development	(16,305)	(15,409)	(30,264)	(29,334)
Other losses	(511)	(474)	(1,265)	(465)
Loss from operations	(7,127)	(18,926)	(16,831)	(35,599)

Financial income	9,240	4,696	16,599	8,988
Financial expense	(9,126)	(10,122)	(15,029)	(19,135)
Financial result, net	114	(5,426)	1,570	(10,147)

Equity results	367	268	708	487

Loss before income tax	(6,646)	(24,084)	(14,553)	(45,259)

Income tax

Current	(1,697)	(574)	(2,267)	(1,001)
Deferred	1,733	3,193	2,282	5,705
Total income tax	36	2,619	15	4,704

Net loss for the period	(6,610)	(21,465)	(14,538)	(40,555)

Attributable to controlling shareholders	(6,611)	(21,464)	(14,539)	(40,553)
Non-controlling interest	1	(1.00)	1	(2)

Loss per share
Basic loss per share	(0.035)	(0.112)	(0.077)	(0.212)
Diluted loss per share	(0.035)	(0.112)	(0.077)	(0.212)

VTEX
Condensed consolidated interim balance sheets (Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	100,504	24,394
Restricted cash	-	1,608
Short-term investments	122,002	214,164
Trade receivables	43,432	36,844
Recoverable taxes	4,525	5,122
Deferred commissions	831	663
Prepaid expenses	4,166	4,152
Derivative financial instruments	-	117
Other current assets	45	93
Total current assets	275,505	287,157

Non-current assets
Trade receivables	6,437	5,432
Deferred tax assets	21,836	17,710
Prepaid expenses	145	204
Recoverable taxes	4,151	3,334
Deferred commissions	2,495	1,790
Other non-current assets	987	957
Right-of-use assets	4,169	4,818
Property and equipment, net	3,474	3,909
Intangible assets, net	31,397	31,210
Investments in joint venture	825	1,152
Total non-current assets	75,916	70,516
Total assets	351,421	357,673

	June 30, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	35,372	34,136
Loans and financing	-	1,153
Taxes payable	4,989	4,128
Lease liabilities	2,002	1,898
Deferred revenue	24,516	20,332
Derivative financial instruments	35	-
Accounts payable from acquisition of subsidiaries	-	299
Other current liabilities	17	70
Total current liabilities	66,931	62,016

Non-current liabilities
Accounts payable and accrued expenses	1,013	511
Taxes payable	160	160
Lease liabilities	3,301	3,737
Deferred revenue	18,473	13,923
Deferred tax liabilities	2,745	2,464
Other non-current liabilities	224	185
Total non-current liabilities	25,916	20,980

EQUITY
Issued Capital	19	19
Capital reserve	385,015	390,885
Other reserves	4,389	127
Accumulated losses	(130,912)	(116,373)
Equity attributable to VTEX’s shareholders	258,511	274,658
Non-controlling interests	63	19
Total shareholders’ equity	258,574	274,677
Total liabilities and equity	351,421	357,673

VTEX
Condensed consolidated interim statements of cash flows (Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2023	June 30, 2022

Net loss for the period	(14,538)	(40,555)
Adjustments for:
Depreciation and amortization	2,494	2,205
Deferred income tax	(2,282)	(5,705)
Loss on disposal of rights of use, property, equipment, and intangible assets	612	(126)
Expected credit losses from trade receivables	737	509
Share-based compensation	7,621	4,537
Provision for payroll taxes (share-based compensation)	1,320	(2,147)
Adjustment of hyperinflation	4,860	2,079
Equity results	(708)	(487)
Fair value (gains) losses	(5,450)	7,970
Others and foreign exchange, net	(2,616)	(487)
Change in operating assets and liabilities
Trade receivables	(6,609)	2,042
Recoverable taxes	(119)	(162)
Prepaid expenses	488	3,204
Other assets	(64)	(164)
Accounts payable and accrued expenses	(1,388)	1,086
Taxes payable	1,108	(645)
Deferred revenue	6,170	(1,541)
Other liabilities	227	368
Cash used in operating activities	(8,137)	(28,019)
Income tax paid	(37)	(603)
Net cash used in operating activities	(8,174)	(28,622)
Cash flows from investing activities
Dividends received from joint venture	1,138	146
Purchase of short-term investment	(21,273)	(110,991)
Redemption of short-term investment	118,311	53,057
Interest and dividend received from short-term investments	1,233	297
Payment of business acquired	-	(1,512)
Acquisitions of property and equipment	(178)	(166)
Derivative financial instruments	(45)	-
Net cash provided by (used in) investing activities	99,186	(59,169)
Cash flows from financing activities
Derivative financial instruments	-	(718)
Changes in restricted cash	1,660	575
Proceeds from the exercise of stock options	88	28
Net-settlement of share-based payment	(932)	(783)
Buyback of shares	(13,841)	-
Payment of loans and financing	(1,238)	(1,327)
Interest paid	(5)	(36)
Principal elements of lease payments	(751)	(574)
Lease interest paid	(302)	(351)
Net cash used in financing activities	(15,321)	(3,186)
Net increase (decrease) in cash and cash equivalents	75,691	(90,977)
Cash and cash equivalents, beginning of the period	24,394	121,006
Effect of exchange rate changes	419	(362)
Cash and cash equivalents, end of the period	100,504	29,667

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets	85	1,020
Issue of ordinary shares as consideration for a business combination	-	3
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	-	448
Transactions with non-controlling interests	43	5

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 8, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer